SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

DISCOVERY LABORATORIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

254668106

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Gerald F. Roach, Esq.

David B. Clement, Esq.

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

2500 Wachovia Capitol Center

150 Fayetteville Street

Raleigh, North Carolina 27601

(919) 821-1220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

Schedule 13G/A

CUSIP No. 254668106		Page 2 of 5 Pages
1)	NAME OF REPORTING PERSON PharmaBio Development Inc.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 747,839 (1)
	6)	SHARED VOTING POWER -0-
	7)	SOLE DISPOSITIVE POWER 747,839 (1)
	8)	SHARED DISPOSITIVE POWER -0-
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 747,839 (1)
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4% (2)
12)	TYPE OF REPORTING PERSON (See Instructions) CO

[1]

Includes 533,397 shares of common stock (the “Common Stock”) of Discovery Laboratories, Inc. (the “Issuer”) beneficially owned by PharmaBio Development Inc. (“PharmaBio”) and warrants beneficially owned by PharmaBio that are exercisable for 214,442 shares of Common Stock. Therefore, the total shares of Common Stock of the Issuer beneficially owned by PharmBio is 747,839.

[2]

Calculated based on 13,800,000 shares of outstanding Common Stock of the Issuer on December 27, 2010, as reported in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated December 27, 2010 and filed with the Securities and Exchange Commission on December 27, 2010.

Schedule 13G/A

CUSIP No. 254668106	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer

Discovery Laboratories, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices

2600 Kelly Road, Suite 100 Warrington, PA 18976-3622

Item 2	(a)	Name of Person Filing

PharmaBio Development Inc.

	(b)	Address of Principal Business Office or, if none, Residence

4208 Six Forks Road Suite 920 Raleigh, NC 27609

	(c)	Citizenship

PharmaBio Development Inc. is a North Carolina corporation.

	(d)	Title of Class of Securities

Common stock, par value $0.001 per share (“Common Stock”).

	(e)	CUSIP Number

254668106

Item 3	Not Applicable

Item 4	Ownership

	(a)	Amount Beneficially Owned

Includes 533,397 shares of common stock of the Issuer beneficially owned by PharmaBio and warrants beneficially owned by PharmaBio that are exercisable for 214,442 shares of Common Stock. Therefore, the total shares of common stock of the Issuer beneficially owned by PharmaBio is 747,839.

	(b)	Percent of Class:

For PharmaBio, such 747,839 shares are 5.4% of the Issuer’s common stock based on the 13,800,000 shares of outstanding common stock of the Issuer on December 27, 2010, as reported in Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated December 27, 2010 and filed with the Securities and Exchange Commission on December 27, 2010.

Schedule 13G/A

CUSIP No. 254668106	Page 4 of 5 Pages

(c) Number of Shares as to which such Person has:

PharmaBio:

(i) sole power to vote or to direct the vote:

747,839

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

747,839

(iv) shared power to dispose or to direct the disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G/A

CUSIP No. 254668106	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2011

PHARMABIO DEVELOPMENT INC.

By:	/s/ Michael P. Troullis
Name:	Michael P. Troullis
Title:	President